Exhibit 99.1

Company announcement	Orphazyme A/S in restructuring
No. 28/2022	Ole Maaløes Vej 3
Inside information	DK-2200 Copenhagen N

www.orphazyme.com

Company Registration No. 32266355

Restructuring proposal adopted by creditors

Copenhagen, Denmark, May 30, 2022 – Orphazyme A/S in restructuring (ORPHA.CO; ORPH) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company, announces that today an in-court meeting was held where the restructuring proposal as published by the Company through company announcement no. 26/2022 on May 18, 2022, was approved by the Company’s creditors and affirmed by the Danish Maritime and Commercial High Court in accordance with sections 13 d and 13 e of the Danish Insolvency Act.

Following the adoption of the restructuring proposal, the restructuring proceedings will be discontinued with immediate effect in accordance with the approved and affirmed restructuring proposal. In continuance hereof, Orphazyme will transfer of substantially all of its assets and business activities to KemPharm Denmark A/S (please see company announcement no. 24/2022). Subsequently Orphazyme will pay the undisputed debts to its creditors in accordance with the restructuring proposal.

For additional information, please contact

Orphazyme A/S in restructuring

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer	+45 2898 9055

John Sommer Schmidt, Restructuring Administrator	+45 8620 7500

About Orphazyme

Orphazyme is a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC). Orphazyme is headquartered in Denmark. Orphazyme’s shares are listed on Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of heat shock proteins (HSPs). HSPs can rescue defective misfolded proteins and improve the function of lysosomes. Arimoclomol is administered orally, and has now been studied in 10 Phase 1, four Phase 2, and three pivotal Phase 2/3 trials. Arimoclomol has received Orphan Drug Designation (ODD) for NPC in the US and EU. Arimoclomol has received Fast-Track Designation (FTD), Breakthrough Therapy Designation (BTD), and Rare Pediatric Disease Designation (RPDD) from the U.S. Food and Drug Administration (FDA) for NPC. On June 17, 2021, Orphazyme received a Complete Response Letter from the FDA regarding its New Drug Application for arimoclomol for the treatment of NPC. The company has requested a type B-meeting to be held early Q3 2022.

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise, including forward-looking statements about the Company’s restructuring process and the Company’s sale of substantially all of its assets and business activities to KemPharm Denmark A/S. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory or judicial intervention. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.